

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

January 13, 2017

Via E-Mail
Daniel J. Hennessy
Chief Executive Officer
Hennessy Capital Acquisition Corp. II
700 Louisiana Street, Suite 900
Houston, TX 77002

> **Re: Hennessy Capital Acquisition Corp. II**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 22, 2016**
> **File No. 1-37509**

Dear Mr. Hennessy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please revise to indicate that the form of proxy card is a preliminary copy. See Rule 14a-6(e)(1).

2. Please provide us with copies of all materials prepared by the financial advisor and shared with the board of directors and their representatives. This includes copies of the board books and all transcripts and video presentations.

Summary Term Sheet, page 1

3.   In the second bullet point on page 2 and elsewhere in the proxy statement, you state that the aggregate merger consideration is $626 million payable entirely in stock valued at $10 per share. Disclosure on page 173 regarding sources and uses of funds indicates that you will issue approximately 25.9 million shares valued at $10 per share in the merger. Please revise your disclosure to state the number of shares that you expect to issue in the merger and to clarify that certain items will be paid in cash, such as the cash repurchase of Daseke shares from Main Street and Prudential. Please also disclose the total and per share value of the consideration to be paid to repurchase the Main Street and Prudential shares.

4.   Where you discuss the Sponsor Share Transfer, please explain why the amount of the shares subject to the transfer is calculated with reference to the number of shares issuable by the company as Utilization Fee Shares, which we understand will be issued by the company to the investors in the Backstop Commitment, and what impact this is intended to have on any party, including on the relative share ownership of the Sponsor, the Daseke stockholders and the investors in the Backstop Commitment. Also, while disclosure here says that the Sponsor will reduce the amount forfeited by 50% of the amount of the Utilization Fee shares, disclosure on page 135 describing the Common Stock Backstop and Subscription Agreement states that the Sponsor will forfeit a number of founder shares identical to the Utilization Fee Shares. Please revise to explain this apparent inconsistency.

5.   Disclosure in the third bullet point on page 2 and elsewhere in your proxy statement indicates that the Backstop Commitment is intended to ensure that you receive sufficient funds from the trust account after redemptions to fund required share repurchases from existing Daseke stockholders. Please explain how purchases in the open market or privately negotiated transactions with third parties will help to achieve this objective. Please also clarify whether the proceeds of any private placement will be placed in the trust account and what impact, if any, that will have on redemptions.

6.   In the first bullet point on page 3 and elsewhere in the proxy statement, you estimate the percentage ownership of your existing stockholders and existing Daseke stockholders, assuming redemptions of 33% of outstanding public shares. Please clarify whether this assumption is provided for illustrative purposes only, whether you expect that approximately 33% of outstanding shares will be submitted for redemption, or whether this has some other significance. Please also clarify, if true, that when you refer to increases and decreases in the percentages of shares held by Hennessy and Daseke shareholders, you are comparing amounts to the percentages they would own if 33% of the public shares are redeemed.

Questions and Answers about the Proposals for Stockholders, page 11

What interests do Hennessy Capital's current officers and directors have in the Business Combination?, page 19

7.   Please revise your answer to include disclosure regarding the July 28, 2017 deadline to complete a transaction.

Selected Historical and Pro Forma Consolidated Financial and Other Data of Daseke, page 49

8.   Given that you have only presented Daseke's annual financial statements for the years ended December 31, 2015 and 2014, it is not clear why you have disclosed that the "historical revenue, net income (loss), Adjusted EBITDA and free cash flow for the years ended December 31, 2015, 2014 and 2013 are derived from Daseke's audited historical financial statements included elsewhere in this proxy statement." Please revise accordingly.

9.   You disclose that total assets as of September 30, 2016 were $613,283; however, the balance sheet states that total assets as of September 30, 2016 were $608,855. Please reconcile this apparent discrepancy.

Background of the Business Combination, page 141

10.   Please revise your disclosure for the time period between August 17, 2016 and October 4, 2016 to include details regarding discussions among Hennessy Capital, its advisors, and USI leading up to, initially, the waiver of exclusivity and, eventually, to the termination of the merger agreement. Please also disclose whether Hennessy incurred any break-up or similar fee in connection with such termination.

11.   Please enhance your disclosure regarding Stifel's contact with Hennessy Capital on September 14, 2016 to discuss what led Stifel to contact Hennessy Capital regarding the opportunity. In this regard, we note that Hennessy management did not obtain approval to retain Stifel as financial advisor until October 2016.

12.   Please discuss the interactions between Hennessy Capital and Daseke that led to the parties executing a confidentiality and non-disclosure agreement on September 17, 2016.

13.   Please revise your disclosure to discuss in more detail how you arrived at the amount and type of consideration.

14.   Please enhance your disclosure to provide more detail regarding the management presentation made by Messrs. Daseke and Wheeler on October 10, 2016.

15.   Please provide more detail regarding the potential debt financing discussed on October 26, 2016.

16.   Please revise your background section to discuss any alternative transactions or structures that were discussed.

Description of Fairness Opinion of Valuation Research Corporation, page 154

Miscellaneous, page 167

17.   Please disclose the fees paid to Valuation Research Corporation during the past two years for its investment banking services. See Item 1015(b)(4) of Regulation M-A.

Executive and Director Compensation of Daseke, page 243

18.   Please update this information to include compensation for Daseke's 2016 fiscal year.

Daseke Projected 2016-2017 Financial Information, page 247

19.   We note disclosure projections of revenue, adjusted EBITDA and free cash flow for 2016 and 2017. Please note that you must have a reasonable basis for any projections you include in your filing. If you include these projected measures in your revised proxy materials, please disclose the basis for the projection, including any material assumptions or factors underlying the projection.

Daseke, Inc. and Subsidiaries Financial Statements for the Year Ended December 31, 2015

Note 10 – Long-Term Debt, page F-72

20.   We note your disclosure that you were in compliance with all covenants contained in the credit agreement; however, it is not clear if you were in compliance with the covenants contained in the Main Street Loan and PCP Subordinated Notes. Please revise your disclosure to explicitly state, for each class of debt that contains covenants, whether or not you were in compliance as of each reporting date.

Note 20 – Reportable Segments, page F-86

21.   We note that Daseke provides trucking services in Canada and also transports freight into and out of Mexico by transferring Daseke's trailers to tractors operated by Mexican-based carriers with which Daseke has contractual and long-standing relationships. As such, please disclose the amount of revenues and long-lived assets that are attributed to the United States of America, as well as attributed to all foreign countries in total. Refer to FASB ASC 280-10-50-41.

Annex B – Fairness Opinion of Valuation Research Corporation, page B-1

22.   We note the language in the opinion, ". . . the Opinion . . . [is] solely for the benefit and use of and can only be relied upon by Hennessy Capital II and its Board of Directors." Please disclose the basis for Valuation Research Corporation's belief that shareholders cannot rely upon the opinion including (but not limited to) whether Valuation Research Corporation intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to Valuation Research Corporation in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either Valuation Research Corporation or the board of directors under the federal securities laws.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Gordon (Staff Accountant) at 202-551-3866 or me at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Pamela Long (Assistant Director) at 202-551-3765 with any other questions.

Sincerely,

/s/ John Cash, *for*

Pamela Long
Assistant Director
Office of Manufacturing and Construction

cc: Michael P. Heinz
     Sidley Austin LLP